Patrick Gilmore

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	MTC Technologies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 13, 2007

Form 8-K filed February 27, 2007

File No. 000-49890

Dear Mr. Gilmore:

In confirmation of our telephone conversation the afternoon of May 18, 2007, MTC Technologies, Inc. has requested, and you have agreed, that MTC be permitted an additional ten business day period to respond to the Securities and Exchange Commission letter dated May 8, 2007 with regard to the above referenced filings. Such additional ten business day period will expire on June 6, 2007.

Thank you for your consideration in this matter.

Very truly yours,

/s/ Therese C. McNea
Therese C. McNea
Vice President, Treasurer

Cc: Michael Gearhardt